Filed Pursuant to Rule 424(b)(3)
Registration No. 333-173731

AXA Equitable Life Insurance Company

Supplement dated December 12, 2012 to the current prospectuses and supplements to the prospectuses for:

•	Income Manager® Accumulator®
•	Accumulator® (IRA, NQ, QP)
•	Accumulator®
•	Accumulator® Elite
•	Income Manager® Rollover IRA
•	Accumulator® Plus
•	Accumulator® Select
•	Accumulator® Series

This Supplement modifies certain information in the above-referenced current Prospectuses, Supplements to the Prospectuses and Statements of Additional Information, as previously supplemented (together the “Prospectuses”). The prospectuses and statements of additional information are hereby incorporated by reference, respectively. You should read this Supplement in conjunction with the Prospectuses and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectuses remains unchanged. The terms and section headings we use in this Supplement have the same meaning as in the Prospectuses. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center referenced in your Prospectus.

The purpose of this Supplement is to provide you with information regarding the addition of new Portfolios. The Portfolios discussed below may not be available in all contracts. As applicable to your contract, please note the following changes:

New Variable Investment Options

On or about December 12, 2012, subject to regulatory approval, we anticipate making available 3 new variable investment options. Please note that two of the three new variable investment options: AXA Tactical Manager 400 and AXA Tactical Manager 2000 Portfolios below, invest in different affiliated Portfolios managed by professional investment advisers. AXA Equitable Funds Management Group, LLC serves as the investment manager of EQ Advisors Trust.

A.	The names of the variable investment options are added to the cover page of your Prospectus as follows:

Variable investment options
• AXA Tactical Manager 400
• AXA Tactical Manager 2000
• EQ/AllianceBernstein Short Duration Government Bond

B.	The following information is added under Item (2) “Investment options” in your Prospectus Supplement or under “Portfolios of the Trusts” in “Contract features and benefits” in your Prospectus. The prospectuses for the Trusts contain other important information about the Portfolios. The prospectuses should be read carefully before investing.

EQ Advisors Trust Class IB Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
AXA Tactical Manager 400	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC
AXA Tactical Manager 2000	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC
EQ/AllianceBernstein Short Duration Government Bond	The Portfolio seeks to achieve a balance of current income and capital appreciation, consistent with a prudent level of risk.	• AllianceBernstein L.P.

IF
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